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Exhibit 21.1

SUBSIDIARIES OF GUARANTY BANCORP

Name of Subsidiary	State of Incorporation/Formation
Guaranty Bank and Trust Company	Colorado
Guaranty Capital Trust III	Delaware
CenBank Statutory Trust I	Connecticut
CenBank Statutory Trust II	Connecticut
CenBank Statutory Trust III	Delaware

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SUBSIDIARIES OF GUARANTY BANCORP